Exhibit 99.1

Canopy Growth to Acquire Assets of Colorado-Based Hemp Innovator Ebbu

SMITHS FALLS, ON, Oct. 15, 2018 /CNW/ - Canopy Growth Corporation ("Canopy Growth" or the "Company") (TSX: WEED) (NYSE: CGC) today announced that it has entered into an agreement to acquire the assets of ebbu, Inc. ("ebbu"), an Evergreen, Colorado-based hemp research leader. The transaction will complement and accelerate multiple core verticals operating under Canopy Growth's group of companies.

Intellectual Property ("IP") and R&D advancements achieved by ebbu's team apply directly to Canopy Growth's hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. In addition, ebbu's IP portfolio will contribute to the clinical formulations program being executed by Canopy Health Innovations, a wholly owned subsidiary of the Company. Canopy Growth operates a rapidly emerging, field-scale hemp operation based in Saskatchewan and by applying ebbu's IP, the Company has the potential to vastly reduce the cost of CBD production, a sought-after cannabinoid in both the wellness and medical spaces.

"Beyond the technological edge this transaction provides, we are pursuing this acquisition because Canopy shares ebbu's core ethos of building consumer trust," said Mark Zekulin, Co-CEO & President, Canopy Growth. "We collectively believe consumer trust is achieved by driving the scientific agenda needed to build predictable, repeatable outcomes and layering on brand power."

Staying with Canopy Growth's long-held position surrounding business operations in the United States, this transaction would not have been pursued were it not in clear accordance with current US federal law. Canopy Growth, through a newly formed subsidiary, will employ ebbu's assets and personnel to conduct R&D. There will be no production or sale of products resulting from such R&D in the United States unless and until it would be federally legal to do so.

The same technology platform can be utilized to produce other novel cannabinoids at scale and continue the process of unlocking the potential of lesser-understood elements in the cannabis plant, with the IP also being deployed at Canopy's Smiths Falls-based research facilities.

At closing, Canopy Growth will pay CDN$25 million in cash and issue 6,221,210 Company common shares ("shares") to ebbu in exchange for the assets being acquired. Up to a further CDN$100 million in purchase price shall be payable if certain scientific related milestones are achieved within two years following closing. Canopy Growth will have the option of satisfying such milestone payments in cash, shares or a combination of cash and shares. If such payments are satisfied in shares, the number of shares shall be calculated based on the volume weighted average price of the shares on the TSX for the 20 trading days immediately prior to the date of achievement of the applicable milestone.

The transaction requires regulatory approval, including approvals by the Toronto Stock Exchange and New York Stock Exchange and will give rise to ongoing disclosures required by CSA Staff Notice NI 51-352 for US transactions. The asset acquisition is anticipated to close in November 2018.

Here's to Future (IP) Growth.

About Canopy Growth Corporation
Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. The Company has operations in 12 countries across five continents. The Company is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public's understanding of cannabis, and through its partly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Through partly owned subsidiary Canopy Rivers Corporation, the Company is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector. From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.3 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com

Notice Regarding Forward Looking Statements
This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "estimates", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. Examples of such statements include statements with respect to the closing of the proposed acquisition, the expected timing of closing, the milestone payments, the activities to be carried on by the Company and its subsidiaries using the acquired assets and the benefits to the Company anticipated from the acquisition. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including the risk that the parties may not be able to satisfy the closing conditions within the time frames anticipated or at all,  the R&D to be conducted by the Company using the acquired assets may not have the anticipated results , and the risks contained in the Company's annual information form dated June 28, 2018 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR at www.sedar.com. Although the Company believes that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and the Company does not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

SOURCE Canopy Growth Corporation

View original content: http://www.newswire.ca/en/releases/archive/October2018/15/c4604.html

%CIK: 0001737927

For further information: Caitlin O'Hara, Media Relations, Caitlin.Ohara@canopygrowth.com, 613-291-3239; Investor Relations: Tyler Burns, Tyler.Burns@canopygrowth.com, 855-558-9333 ext. 122; Director: Bruce Linton, tmx@canopygrowth.com

CO: Canopy Growth Corporation

CNW 07:00e 15-OCT-18